Filed by AmSouth Bancorporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: AmSouth Bancorporation

Commission File No.: 1-7476

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company’s filings with the Securities and Exchange Commission (the “SEC”). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a preliminary registration statement, which includes a joint proxy statement/prospectus to be sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the preliminary registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.

The following is a transcript of an analyst conference call held on July 18, 2006:

AMSOUTH BANCORPORATION

Moderator: List Underwood

July 18, 2006

2:00 pm CT

Operator:	Good afternoon my name is (Tonya). And I will be your conference operator today. At this time I would like to welcome everyone to the AmSouth Bancorporation Second Quarter Earnings Call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. Thank you. I would now like to turn the conference call over to Mr. Dowd Ritter. Please go ahead.

List Underwood:	Good afternoon everyone. This is List Underwood and we appreciate your participation today. Our presentation will discuss AmSouth’s business outlook and includes forward looking statements. Those statements include descriptions of management’s plans, objectives, or goals for future operations, products, or services, forecasts of financial or other performance measures, and statements about AmSouth’s general outlook for economic and business conditions.

We also may make other forward looking statements in the question and answer period following the discussion. These forward looking statements are subject to a number of risks and uncertainties and actual results may differ materially. Information on the risk factors that could cause actual results to differ is available from today’s earnings press release, our Form 10K for the year ended December 31, 2005, our Form 10Q for the quarter ended March 31, 2006, and the Form 8K that we filed today.

As a reminder forward looking statements are effective only as of the date they are made and we assume no obligation to update information concerning our expectations. Dowd.

Dowd Ritter:	Thank you List and good afternoon everyone. We thank you for joining AmSouth’s second quarter earnings conference call. Also of course with us today is Al Yother our Chief Financial Officer who will provide us with a detailed discussion of the quarterly performance in just a few minutes. Before we get into the discussion of this quarter’s performance, let me start off by reiterating how truly excited I continue to be about our recently announced merger with Regions Financial and the prospect for these two companies shared future.

The new company will be a top ten bank holding company serving over five million households with leading positions in some of the fastest growing markets in the country. And beyond the significant cost saves, this combination creates a number of strategic opportunities including broad customer penetration, enhanced fee revenues, accelerated deposit growth, improved capital efficiency, and other balance sheet benefits.

I’ll cover some of those opportunities in a little greater detail in my closing remarks. But now let’s turn to some of the highlights of our second quarter.

Earlier this morning AmSouth reported second quarter diluted earnings per share of 53 cents on net income of $184.7 million. Our profitability remained among the highest in the industry with the return on equity of 20.6%, return on assets for the quarter was 1.39%, and our efficiency ratio was 52.7%.

This earnings performance was driven by revenue growth from both interest and non interest sources, solid loan and deposit growth, and continued strong credit quality. Among the highlights that contributed to the quarter’s performance, demand for loans was strong with certain types of loans showing especially good growth during the quarter. Total loans increased 7.4% on an annualized basis between quarters led by commercial real estate, business banking, and equity lending.

As we look to the liability side, total average deposits grew $321 million this quarter a 3.5% annualized increase compared to the first quarter. Florida continues to outperform where deposits increased some 5.4% as compared to the first quarter led by a 6.7% growth rate in noninterest bearing deposits which continue to be aided by a company leading almost 9% annual increase in households and the strong performance of our many de novo branch openings in Florida.

I think it’s fair to say that we’ve proven our commitment to growth in Florida. Since the beginning of 2002 we’ve opened 107 de novo offices in Florida more than any other banking institution in the state. In 2006 alone we’ve thus far added 26 new branches in the state of Florida. We now also have over 100 sites acquired as we continue to purchase and lease locations in high growth markets so we may further build out our Florida franchise as we look to the future.

As just mentioned both interest and noninterest revenue sources were major contributors to our solid second quarter performance. Coupling a stable net interest margin with solid increases in our loan portfolio produced quarterly net interest income of $402.8 million an annualized 5.1% increase compared to the first quarter. Driving the annualized 21% increase in noninterest revenues during the quarter were higher service charges, investment services fees, and interchange income each posting annualized increases well into the double digits.

And last but certainly not least, credit quality continues to be a real strength. Net charge offs for the quarter were only 19 basis points of loans while the ratio of nonperforming assets to loans remained extremely low as well at .29% at quarter end. With those remarks let me turn it over to Al to cover our second quarter in more detail. Al.

Al Yother:	Thanks Dowd. We’ll move right into some additional detail now. Net interest income for the quarter was $402.8 million an increase of $5.1 million or 5.1% on an annualized basis versus last quarter. Now this increase reflects a stable net interest margin moving down just one basis point to 3.39% compared to the same quarter a year ago and only three basis points from the prior quarter as well as the result of having higher average loans.

Retention of non interest bearing deposits and a continued focus on loan pricing were key factors in maintaining our net interest margin level in the face of a challenging interest rate environment. As we look at our lending areas loan demand was solid during the quarter with total loans increasing by an annualized 7.4%. On a geographic basis Florida led the way with overall annualized loan growth of 17%.

As is usually the case within any particular quarter, the demand for certain types of loans was greater than others. The areas that provided the strongest growth this quarter were commercial real estate, small business lending, and on the consumer side equity lending. More specifically our commercial real estate loans continue to pace the company increasing 27% on an annualized basis over the first quarter.

Now this growth reflects significant funding of production in recent quarters including the $1.8 billion from last quarter. In this quarter, the second quarter, production remains strong with new originations of $1.9 billion. We continue to be very pleased with the success of our commercial real estate lending business. It has outperformed our expectations not only in terms of growth but as well as profitability and credit quality standpoints.

Another area that performed well was small business lending which posted linked quarter annualized growth of 10%. This marks the fifth consecutive quarter of annualized double digit growth in this line of business. Our calling efforts and improved business banker productivity continue to contribute heavily to our success in this area. On the consumer side demand for home equity products continue to be strong with second quarter production of $1.2 billion while production of first residential mortgages totaled $890 million.

Our home equity loan balances grew at a 5.1% rate during the second quarter in spite of high payoff levels of existing home equity products which remain under pressure from continued increases in short term interest rates. First residential mortgages remained essentially unchanged between quarters as much of the current period production was sold. The investment securities portfolio at $11.4 billion at period end was relatively unchanged compared to first quarter.

The spreads on investment securities have improved. We opted to reinvest the majority of our cash flows back into securities in the second quarter.

Now looking at the funding side of the balance sheet, total deposits increased an annualized 3.5% versus last quarter. Reflecting a shift in our customers preferences to higher yielding certificates of deposits, growth came mainly from an 8.2% increase in consumer time deposits. Other interest bearing deposits actually declined somewhat between quarters.

Deposits from our Florida operations continue to lead the company as total deposits increased by an annualized 5.4% versus the first quarter led by higher consumer time deposits which increased 9.4% on the same basis. Florida also led the company in noninterest bearing deposits this time in terms of growth increasing 6.7% as compared to the previous quarter.

And turning now to asset quality, our credit quality continues to be very strong. At $17.2 million net charge offs were 19 basis points of average loans in the second quarter. This charge off level reflects insignificant Katrina related losses this quarter. We anticipate that these losses will be more fully realized later in the year and on into 2007. We continue to believe the loan allowance established for Katrina is adequate to cover our remaining losses.

The loan loss provision for the quarter was above charge offs and totaled $24 million resulting in an allowance at quarter end of $359.1 million. As a result the allowance to net loans was 96 basis points at quarter end which is unchanged from first quarter. Nonperforming assets increased $9.1 million to $109.4 million at the end of the quarter producing a non performing asset ratio of 29 basis points. This represents a 2 basis point increase versus last quarter which was partially related to the migration to nonperforming of some Katrina related residential mortgage loans which as mentioned earlier are adequately reserved.

Now turning now to noninterest revenues. Noninterest revenue at $231.4 million for the quarter were up annualized 21% as compared to the first quarter. Service charges on deposit accounts led the way increasing $8.2 million or an annualized 35% over the first quarter level. As compared to the same quarter last year, service charges were up $11.8 million or 13%. Consumer service charges produced the majority of these increases.

Also contributing to noninterest revenue growth were increases in investment services income and interchange income up 40% and 16% respectively on an annualized basis. Investment services income was driven by higher sales of both fixed and variable rates annuity products through our brokerage subsidiary and our branch platform. These products have become increasingly attractive to our customers as market rates have continued to rise.

Higher interchange income was driven by an increase in the number of debit cards and higher usage of existing cards. Included in other noninterest revenue was a $9 million net gain from the sale of five branches located in non metropolitan areas of Tennessee. And just as we have done in past quarters, we sold these branches as a result of our regular branch and market assessment process. Our objective in this process is to redirect resources from low growth markets to markets offering significant growth potential.

On the noninterest expense side now, total non interest expenses for the second quarter were $339.6 million an increase of $9.6 million or 12% on an annualized basis from the first quarter level. Now this increase was driven in large part by the expensing of stock based compensation in the current quarter totaling $7.2 million which is reflected in personnel costs. As you may remember the company elected to accelerate vesting of all existing outstanding options during the fourth quarter of 2005.

Now due to this acceleration there was only minimal stock based compensation expense recorded in the first quarter of this year. However in the current quarter the initial expense associated with 2006 options and restricted stock grants has been recorded. Total noninterest expense excluding the increase due to these grants grew at an annualized rate of just 2.8% during the second quarter.

Finally we repurchased six million additional shares this quarter bringing the total repurchased for the year to 11.1 million shares. And Dowd, that concludes my remarks.

Dowd Ritter:	Thank you Al. Before we close and open up for questions, let me take just a few minutes for a few more comments on our recently announced merger with Regions Financial. Having competed daily with this institution for nearly my entire career, I’m extremely familiar with and frankly have always admired Regions from just across the street literally, the way they’ve run their business and most importantly their commitment to both customers and shareholders over the years.

In these ways our companies are indeed very much alike which will make our partnership a natural fit in these critical areas. In this transaction we have a very unique opportunity to combine two premier Southeastern financial institutions each with its own long history of profitability and shareholder returns into one that is even stronger with significant future growth opportunities.

Once together we’ll have scale on a national level ranking us a top ten bank with total assets of $140 billion with over five million households operating through over 2,000 branches and 2,800 ATM’s in some of the fastest growing MSA’s in the country. It is clear this will be a formidable franchise.

We’re well under way in our efforts to move this transaction towards completion and are on schedule with the original timeline that we presented in May. We’re working through the normal regulatory approval processes and still anticipate a closing in the fourth quarter of this year. As with any merger, cost savings are a significant driver and especially since this is an in market transaction they’re very compelling in our case. We’ve conservatively estimated the pretax savings at $400 million and expect that these will indeed make their way to the bottom line as we stated earlier, with full phase in by the second quarter of 2008.

Our goal is to strike the right balance of reducing unnecessary costs while maintaining our customer relationships. We’ll achieve our savings goal through significant efficiency gains. We won’t be just cutting costs but will be making improvements at every step along the way. Where there’s overlap we’ll select the best from the two organizations whether it be the best products, the best systems, the most efficient processes, the best locations. And we’ll staff the resulting company with outstanding individual bankers from both companies.

In fact regarding personnel, we’re very aware of the importance of retaining our top performers and along those lines we’ve already identified and communicated right at 175 top managers within the combined organizations and are working as quickly to possible to fill out the remainder of the org chart on a weekly basis.

In addition to the cost savings, this combination creates significant strategic opportunities. It will provide for broader customer penetration through a more diverse business mix leading to greater potential for growth. More specifically leveraging Morgan Keegan’s success across AmSouth’s footprint is one opportunity that we’re especially excited about. When you look at the profiles of both companies in brokerage and wealth management, you can see that this combination will clearly have a powerful impact.

In expanding to the AmSouth geographies we plan to use the successful model that Regions employed in its merger with Union Planters. Since that transaction Morgan Keegan offices have increased from 148 to over 300. Of those current 300 plus Morgan Keegan locations, only 97 of them are located in AmSouth’s current markets representing tremendous additional growth potential. Through Morgan Keegan each and every AmSouth customer will have a team dedicated to providing a comprehensive investment strategy which we feel can be integrated with their existing banking relationship.

Another way of reaching new customers is through branch expansion and as you know at AmSouth one of our strengths has been our very well tuned de novo branching expansion methodology. While we’ll continue to use that model in Florida and other high growth areas, the merger will obvious allow us to apply that expertise across the larger combined footprint to gain further density in markets where it’s needed.

The transaction also provides significant balance sheet benefits. From a lending perspective the two companies have minimal overlapping credits. Merging our portfolios will add loan type and geographic diversity but will also provide a combined portfolio that is stronger than either of the companies portfolios on a standalone basis.

Finally and very importantly the transaction will result in improved capital generation and efficiency. Annual excess, capital generated of approximately

$1 billion will help us maintain strong capital ratios while providing a great foundation for growth. In fact our capital levels will be significantly higher than our large cap peers providing us with further opportunities through the redeployment of this excess into balance sheet growth or share repurchases.

In summary let me say that we’ve always run this company with an eye on long term profitability and shareholder value in mind. And this transaction we feel is a tremendous value creating opportunity for our shareholders. This is a strategic merger of like minded partners with a shared vision of creating long term shareholder value. We’re confident that this is absolutely the right time and the right partner to help us create that value. That would conclude our remarks and operator why don’t we open it up for any questions.

Operator:	At this time I would like to remind everyone in order to ask a question, please press star then the number on one your telephone keypad. As a reminder when asking your question today, please use your handset so that your questions will be heard clearly. Your first question comes from Christopher Marinac with FIG Partners.

Christopher Marinac:	Hey Dowd good afternoon.

Dowd Ritter:	Hey Chris, how are you?

Christopher Marinac:	I’m well thank you. Two questions for you. One I was curious on if you believed that this quarter’s margin behavior was something that either accelerates or should be kind of compared again the upcoming third quarter before the deal closes?

Dowd Ritter:	That last part I didn’t quite get.

Christopher Marinac:	I’m just curious if you think the margin has a similar decline ahead of us here in this near term or if the scenario were going to actually accelerate in terms of compression.

Al Yother:	Chris, this is Al. We’re expecting some additional compression in the third quarter. A lot of that is going to depend on the mix of our deposit gathering as well as what the Fed does. So we’re modeling some slight margin compression until we see how the deposits turn out, you know, we don’t know exactly how far that’s going to go.

Christopher Marinac:	Okay. And then I guess a follow up separately Dowd was on the new branch openings in Florida. Can you comment I guess on sort of continued examination both in AmSouth right now let alone another combined entity to continue to open new stores within the footprint?

Dowd Ritter:	Right. As you know we’ve got in Florida 54 de novo branches planned this year. We’ve opened 26 of them through the first two quarters and our plan will be to open all 54. Next year as we’ve said both companies in a combined environment would have opened right out of 95 to 100 offices. We probably will open about half that rate because of the fact that we’ll be in obviously into the integration process and systems conversions.

Obviously by ‘08 our feeling is we can pick that pace back up and even increase that pace as we finish those conversions. So this year you’ll see the full 54. You’ll probably see something obviously between the combined organizations in the 50 range next year. And I would expect a majority of that will again be in Florida.

Christopher Marinac:	Okay. Great thanks very much.

Dowd Ritter:	Thank you.

Operator:	Your next question comes from Ken Usdin from Banc of America Securities.

Ken Usdin:	Hi thanks good afternoon.

Dowd Ritter:	Afternoon.

Ken Usdin:	I was wondering Al if you can just follow up on that options comment you made. So we – can you just help us understand was the majority of the expense then in the second quarter that $7.2 million, is that a one timer? Or is that the new run rate for options expense going forward?

Al Yother:	That will be a new run rate for the rest of the year.

Ken Usdin:	It doesn’t – so it doesn’t drop off? It wasn’t like a little accelerated. So that it’s just in.

Al Yother:	That, you know, we accelerated everything through the end of last year. And then as you issue new options you begin to expand thing going forward. And so all we have out there is one year of options which we will extend out over the rest of the year. So this is a run rate.

Ken Usdin:	Okay got it. And my second question relates to the branch sale gains which were around $9 million. This quarter it seemed to be mostly offset by over provisioning. So the one question is that is it fair to say that next quarter you don’t have that much of an offset against the lack of that gain?

Al Yother:	No, you know, I – the provisioning is not driven by gains or no gains. It’s just driven by the way that we analyze the loan loss reserve requirements of the company so.

Ken Usdin:	Okay. Well then sorry I’m not saying that you were trying to match them. But then my question about the reserve specifically is, in this quarter you seemed to have had a little bit slower, you know, loan growth with improving credit metrics at an even lower charge off amount. Yet you were able to still over provision by $7 million.

Al Yother:	Well, you know, we do have – we did have slower growth. But we did still have growth. And, you know, as we look through the portfolio we have a very detailed specific process. And when our credit guys come back and say this is what it needs to be, we book it accordingly.

Ken Usdin:	Okay. That’s fair. My last question is just on the earning asset side you had mentioned that this quarter you had started to reinvest cash flows a little bit into securities that seemed like the level of the securities portfolio was relatively flattish. Have you gotten to the point where you’re kind of past the worst on the rates the reinvestment rates? Is anything getting better on that front? Or are you still seeing, you know – are the relative of opportunities still pretty tight?

Al Yother:	No, you know, we hit toward in the quarter we were able to reinvest at north of 6%. And, you know, we kind of look at that as a point at which we would be willing to reinvest some of the cash flows. You know, we’ve been letting the portfolio run down as a percent of assets and right now it’s between 22 and 23. So we expect that to continue to decline as a percent of assets as we have loan growth and so we did hit an inflexcion point where we felt good about going back out and reinvesting some of this.

Ken Usdin:	Okay great that’s helpful. Thanks a lot.

Operator:	Once again if you would like to ask a question please press star then the number one on your telephone keypad. Your next question comes from Chris Chouinard with Morgan Stanley.

Chris Chouinard:	Hello good afternoon.

Dowd Ritter:	Hey Chris.

Chris Chouinard:	I was wondering if you could just talk a little bit about on the commercial real estate side I know that you guys are mostly a construction lender. What is the appetite for the, you know, sort of the loans in the market place that you’re seeing? And, you know, how do payoffs are they running at the same rate as they have been? Or are they, you know, are you holding loans any longer or less time than you have in the past?

Dowd Ritter:	You know, the majority of ours as you remember is construction oriented. And so one of the things when you see the really good growth that we continue to have in commercial real estate it’s the same credit underwriting, the same quality of customers, but the growth is really the result of record production in the previous year and frankly the year before that.

And then as we came into this quarter, I believe I’m right, the month of June was our second highest in our history production month for new commercial real estate business. And so, you know, that comes on the books basically at zero and will build up over about a 24 month period.

So it’s a business where you’re going to run hard to keep even. But thankfully we’ve been able to not just keep even but seeing that growth and that’s what you’re seeing is the efforts of ‘04 and ‘05 coming onto the balance sheet today. And we think that bodes very well for that growth to continue because we continue to have good new business production and our pipelines continue at record levels.

Chris Chouinard:	Great well that’s sounds great. Is there any – so there hasn’t been a change in the payoff rate then?

Dowd Ritter:	No there has not. I think as, you know, there would have been a few quarters ago and that’s probably what you’re remember as people saw rates go up we were seeing a lot of people go to permanent financing even before they had their certificates of occupancy. And we’ve seen that stop for the most part. I mean the rates are such now that they’re staying with the projects.

Chris Chouinard:	Do you have the current balance of unfunded commitments for the construction book?

Dowd Ritter:	I do not off the top of my head. We, List or Al will get somebody to give you a call.

List Underwood:	Yes I’ll call you Chris.

Chris Chouinard:	Thanks very much.

Operator:	Your next question comes from Kevin Fitzsimmons from Sandler O’Neill.

Kevin Fitzsimmons:	Good afternoon everyone.

Dowd Ritter:	Hey Kevin.

Kevin Fitzsimmons:	I was wondering if you could go into a little more detail on the one quarter increase in deposit services charges. And I apologize if you already went into it but specifically, you know, if you could break it down how much was seasonal. Was any related to, you know, a fee change? Your soon to be partner Regions had, you know, part of their pick up in deposit service charges was due to NSF fee increase and just if we can get a little more color on how it looks on your side.

And then Dowd, one bigger picture question for you. You know, you gave some comments about the merger and the combination. If you can just take a step back and say how you were looking at it before the announcement and then since the several weeks since then what kind of has surprised you the most in terms of the opportunity that maybe was not getting the attention initially but that surprised you to the upside. Thanks.

Al Yother:	This is Al. I’ll take the fee income question. If you take all the factors, we had two extra business days and that’s worth a couple of million of the increase. There’s seasonality in it as well. If you look last year in second quarter versus first, we had about a $6 to $6.5 million increase last year over the same two periods because the first quarter is generally somewhat of a low point.

As you come off of the high levels of the fourth quarter, first quarter tends to tell off and then it picks back up in the second quarter. So you have some seasonality as well. The first quarter is generally a time when if you’re going to do rate adjustment you do that as well at some point during the first quarter and then you’ll get a full impact in the second quarter.

We also continue to have the extremely good household growth and deposit account growth. So it’s a combination of factors. There is no one thing that drove it. But it’s not abnormal for us when you look historically at that first and second quarter differential.

Kevin Fitzsimmons:	Okay thank you.

Dowd Ritter:	Kevin on the question to me let me start by saying obviously there – I’m limited a little bit by what I can say just under all the rules. But as I step back I can tell you this. The surprises have been positive ones. I really don’t know of any negative surprises. I guess that’s one of the benefits of (Jack) and I spending a good bit of time talking through various parts of the combination over a few months as opposed to doing it quickly.

We had talked through a lot of the issues. The thing that I think has been the most positive surprise to the outside world but I don’t think so to the people in Regions and it wasn’t a surprise to me was their strong results this second quarter. You know, to me that was – I was over there visiting with (Brian), (Jordan), and (Jack) last Thursday before their Friday announcement and made the comment to them it had to be gratifying to that team what they’ve gone through the past couple of years.

They may not have gotten it as quickly as they wanted it or the street wanted it but I think the things they’ve worked on under the guise of if you will Region’s next some of the efficiencies, some of the standardization of business models are really just beginning to come through. And I think that’s exciting not just for Regions today but it’s exciting for the combined organization as we go to more of a matrix model which Regions next was going to take them to which is similar to our business model. I think we’ll see that happen in a very crisp manner as opposed to struggling for a few quarters with it.

Kevin Fitzsimmons:	Great thank you very much.

Operator:	Your next question comes from David Stumpf with AG Edwards.

David Stumpf:	Good afternoon. I also apologize if I missed it. But Al did I hear you say that there were some branch sale gains in the quarter? If so, how much? And are there any other branch sales pending other than what might exist ultimately in the AmSouth/Regions merger?

Al Yother:	David, we had five branches in rural markets in Tennessee that we sold for about a $9 million gain. And we, you know, we continue to look at in other branches that might not be part of that divestiture as well just part of our normal processes.

David Stumpf:	But nothing that’s been announced that hasn’t closed yet.

Al Yother:	That’s correct.

David Stumpf:	Okay thank you.

Operator:	Your next question comes from Jeff Davis from FTN Mid-West Securities.

Jeff Davis:	Good afternoon.

Dowd Ritter:	Hey Jeff.

Jeff Davis:	A follow up question for Dowd or Al and I know this partly relates to Regions too but follow up with David’s and that is where does the divestiture stand as far as the $2 billion or so deposits that will have to be divested with the Regions merger as far as timing? Are bid packages out? Are we going to have one buyer per market or one buyer for the whole package to the extent you can provide a little color?

Dowd Ritter:	I’ll be glad to. Where that stands is as you know the Justice Department really drives that entire process. We have presented our recommendation to Justice. It is in their hands to comment back to us. We would fully expect to hear from them giving us the okay when they agree with the package and any changes they see making to it. The timing again is up to them. It could be anywhere over the next two to six weeks.

I would suspect and just using that as a guesstimate, we are then prepared to go as you would suspect we have a list of people some interested in all of it, others interested in smaller pieces. We’ll probably put it out in five to six different individual packages that people can bid on one or multiple. And we would hope to have had the selected the purchaser or purchasers and have signed contracts early in the fall.

Jeff Davis:	Okay. And then Dowd is what you’ve proposed to the Department of Justice, was it materially different from what was disclosed when the merger was announced?

Dowd Ritter:	No it absolutely was not. What we proposed to them, as you know, every one has the same modeling. It’s obviously up to them but it’s in that $2.5 billion range as we said.

Jeff Davis:	Okay very good. Thank you.

Dowd Ritter:	Well operator, are there any other questions?

Operator:	At this time there are no questions.

Dowd Ritter:	Well if there are no questions let me thank everyone for joining us on what I know was a busy day. And we will stand adjourned. Thank you.

Operator:	Thank you. This concludes today’s conference call. You may now disconnect.

END